SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 3

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

MOTOROLA, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-1115800
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1303 East Algonquin Road, Schaumburg, Illinois	60196
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights, with respect to Common Stock, par value $3 per share	New York Stock Exchange Chicago Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

NONE (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

This document contains 6 pages.

The Exhibit Index is located on page 6.

This Amendment No. 3 is being filed to amend and restate Item 1 to the Registrant’s Registration Statement on Form 8-A dated November 5, 1998, as previously amended on March 16, 1999 and May 30, 2000 (the “Registrant’s Amended Registration Statement”), and to file as an exhibit the Amended and Restated Rights Agreement (the “Amended and Restated Rights Agreement”) effective as of February 5, 2004 between the Registrant and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).

The primary reason for entering into the Amended and Restated Rights Agreement is to reflect the removal of Harris Trust and Savings Bank as Rights Agent and the appointment of Mellon Investor Services LLC as successor Rights Agent.

Item 1 of the Registrant’s Amended Registration Statement is amended and restated in its entirety to read as follows:

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED: PREFERRED STOCK PURCHASE RIGHTS

ADOPTION OF NEW RIGHTS PLAN

On November 5, 1998, the Board of Directors of Motorola, Inc. (the “Company”) authorized the issuance of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $3 per share (the “Common Shares”), of the Company. The distribution is payable to stockholders of record at the close of business on November 20, 1998 (the “Record Date”), and with respect to all Common Shares that become outstanding after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights, and the expiration of the Rights (and, in certain cases, following the Distribution Date).

Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Junior Participating Preferred Stock, Series B, par value $100 per share, of the Company (the “Preferred Shares”) at a price of $200 per one ten-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because of the Board of Directors’ ability to redeem the Rights, as discussed below.

The Rights replace the preferred stock purchase rights issued pursuant to a Rights Agreement dated as of November 9, 1988, as amended, between the Company and Harris Trust and Savings Bank, as Rights Agent. That agreement and the old rights expired as of the close of business on November 20, 1998 pursuant to their terms.

RIGHTS ATTACH TO COMMON SHARES INITIALLY

Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period:

-	The Rights are not exercisable;

-	Holders, as such, have no voting rights;

-	The Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

-	No dividends are paid on the Rights;

-	New Common Share certificates or book entry shares issued will contain a notation incorporating the Amended and Restated Rights Agreement by reference;

-	The transfer of any Common Shares will also constitute the transfer of the Rights; and

-	The Rights expire November 20, 2008 (the “Expiration Date”) unless earlier redeemed or exchange by the Company as described below.

DISTRIBUTION OF RIGHTS

Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the “Distribution Date.” The Distribution Date is the earlier to occur of the following two events:

-	The tenth day after a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire 10% or more of the outstanding Common Shares; or

-	The tenth business day after the commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an exempt person if, upon consummation of the offer, such person could acquire beneficial ownership of 10% or more of the outstanding Common Shares.

RIGHT TO PURCHASE MOTOROLA STOCK

If a person or group acquires or obtains the right to acquire 10% or more of the outstanding Common Shares (thereby becoming an “Acquiring Person”) each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares, Common Share equivalents or cash) having a value equal to two times the exercise price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares at a 50% discount.

For example, at the exercise price of $200 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $400 worth of Common Shares (or other consideration, as noted above) for $200. Assuming a value of $100 per Common Share at such time, the holder of each valid Right would be entitled to purchase four Common Shares for $200.

RIGHTS TO PURCHASE ACQUIRING PERSON STOCK

In the event that, at the time or after a person becomes an Acquiring Person, the Company is involved in a merger or other business combination in which (i) the Company is not the surviving corporation, (ii) Common Stock is changed or exchanged, or (iii) 50% or more of the Company’s consolidated assets or earning power are sold, then each Right (other than Rights that are or were owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable for a number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company’s common stock at a 50% discount.

EXCHANGE OF MOTOROLA STOCK FOR RIGHTS

At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one ten-thousandth of a Preferred Share (or a Common Share equivalent), per Right (subject to adjustment).

REDEMPTION

The Rights are redeemable by the Company in whole but not in part at a price of $.01 per Right at any time prior to the time that a person or a group has become an Acquiring Person. Immediately upon redemption, the right to exercise will terminate and the only right of holders will be to receive the redemption price.

AMENDMENTS

As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After that time, no amendment may adversely affect the interests of the Rights Holder (other than the Acquiring Person).

TERMS OF PREFERRED SHARES

The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $250 per share and 10,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $1,000 per share and 10,000 times the payment made per Common Share. Each Preferred Share will have 10,000 votes per share, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 10,000 times the amount received per Common Share.

MISCELLANEOUS

The Purchase Price payable, and the number and kind of securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, the Common Shares, (ii) upon the grant to holders of the Common Shares of rights, options or warrants to subscribe for Common Shares or securities convertible into Common Shares at less than the current market price, (iii) upon the distribution to holders of the Common Shares of securities, cash, evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) and (iv) in connection with recapitalizations of the Company or reclassifications of the Common Shares.

No fractional Common Shares or Preferred Shares will be required to be issued (other than fractions of Preferred Shares which are integral multiples of one ten-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of Common Shares or Preferred Shares on the last trading date prior to the date of exercise.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share.

IMPACT OF 3-FOR-1 STOCK SPLIT ON JUNE 1, 2000

On February 29, 2000, the Board of Directors of the Company declared a three-for-one stock split in the form of a 200% stock dividend (the “Stock Split”) to be paid June 1, 2000 to holders of the Company’s Common Shares of record at the close of business on May 15, 2000, subject to the approval by stockholders of an increase in the number of shares of the Company’s authorized Common Shares. This increase was approved by stockholders at the Annual Meeting on May 1, 2000.

In accordance with the Shareholder Rights Agreement adopted by the Board of Directors on November 5, 1998, each Common Share is accompanied by one Right. Prior to the Stock Split, each Right entitled the registered holder to purchase from the Company one ten-thousandth of a Preferred Share at a purchase price of $200 per one ten-thousandth of a Preferred Share, subject to adjustment. To reflect the Stock Split, effective June 1, 2000, the number of outstanding Rights was automatically tripled so that one Right is associated with each Common Share outstanding after the Stock Split. Each Right was automatically proportionately adjusted so that each Right entitles a holder to purchase one thirty-thousandth of a Preferred Share. The Purchase Price for each one ten-thousandth of a Preferred Share will remain $200 so that the price for each one thirty-thousandth of a Preferred Share purchasable with each Right will be $66.66, subject to adjustment.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement attached as Exhibit 1.1, which is incorporated in this Registration Statement on Form 8-A/A by reference.

Item 2.	Exhibits
1.1	Amended and Restated Rights Agreement effective as of February 5, 2004 between Motorola, Inc. and Mellon Investor Services LLC, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series B attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Amended and Restated Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 3 to the registration statement on Form 8-A dated November 5, 1998 to be signed on its behalf by the undersigned, thereto duly authorized.

MOTOROLA, INC.

Date: February 5, 2004	By:	/s/ Garth L. Milne
Garth L. Milne Senior Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Rights Agreement effective as of February 5, 2004 between Motorola, Inc. and Mellon Investor Services LLC, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series B attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Amended and Restated Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C.